[DIVERSIFIED PRODUCT INSPECTIONS, INC. LETTERHEAD]



U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


Attn:    Mr. Jeffrey P. Reidler
         Mr. Kevin Hands

         RE: DIVERSIFIED PRODUCT INSPECTIONS, INC.
             AMENDED APPLICATION FOR WITHDRAWAL OF
             AMENDED REGISTRATION STATEMENT ON FORM SB-2/A
             FILED WITH THE COMMISSION ON AUGUST 23, 2002
             FILE NO.: 333-89736
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Dear Sirs:

     Please be advised that Diversified Products Inspections, Inc. (the "Registrant") hereby requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Commission withdraw the Registrant's Amended Registration Statement on Form SB-2/A filed with the Commission on August 23, 2002 (File No. 333-89736) (the "Registration Statement"). This application for withdrawal is made on the grounds that the Registrant has amended its private placement documents. The Registrant intends to file a new registration statement with the Commission covering common shares issuable upon conversion of privately placed convertible securities. The Registrant further advises the Commission that no shares of common stock sought to be registered pursuant to the Registration Statement have been offered or sold.

     If you have any questions with respect to the above, or if you require additional information, please do not hesitate to contact the undersigned at 865-482-8480.


                                         Very truly yours,

                                         Diversified Product Inspections, Inc.


                                                     By: /s/ John Van Zyll
                                                     --------------------------
                                                     Name:   John Van Zyll
                                                     Title:  President

DATED: August 26, 2002
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